File No. 82-34700

Airspray

03 FEB 24 AM 7:21

PRESS RELEASE

Total pages: 6

Alkmaar, February 20, 2

03003945

SUPPL

Airspray continues to deliver strong growth

Airspray's 2002 result before tax increased 21% to EUR 8.4 million (2001: EUR 7.0 million) with sales increasing 19% to EUR 32.3 million (2001: EUR 27.3 million). The net result rose by 17% from EUR 5.0 million to EUR 5.8 million due to a slightly higher tax rate. Earnings per share rose from EUR 0.95 to EUR 1.10.

A 43% higher cash dividend of EUR 0.50 (2001: EUR 0.35) per issued share of EUR 0.16 nominal value has been proposed.

Financial Results

Despite difficult macro economic circumstances, management is pleased to report sales growth of 19% (pre-tax, 21%). The growth was achieved entirely autonomous through the production and sales of our dispensers. The overall volume growth in units for the company was 32%. The growth in sales was influenced by lower average selling prices due to increased order sizes, changes in the product mix and some negative effects of the dollar exchange rate. Gross margin could be maintained at 44%, because of economies of scale and greater emphasis on higher margin products.
Selling and operational costs increased less than sales growth, resulting in a greater increase in operating result (24%) compared to sales (19%). Interest expenses were higher this year due to a building mortgage. Last year these costs (at that time *lease costs*) were part of the operational costs. Profit before tax rose 21% to EUR 8.4 million.
The net result grew 17% to EUR 5.8 million because of a slight increase of the effective tax rate from 29% in 2001 to 31% in 2002.

In 2002 Airspray continued to invest significantly in the expansion of production capacity. The investments in 2002 reached a total of EUR 3.5 million.

dlw 3/3

Airspray's balance sheet remains very strong. The equity increased to EUR 22.4 million (2001: EUR 19.4 million), reaching a solvability of 74%.

Review of 2002

Both the number of customers and the average sales per customer continued to increase in 2002. The number of active customers increased 23%, growing from 350 at year-end 2001 to 430 year-end 2002.
Airspray continued to show healthy growth in North America but the other continents delivered a higher growth rate in percentage. North America remained Airspray's most important market. In 2002, 63% of sales were generated in North and South America.

As in 2001, the Mini Foamer and the Table Top Foamer were the fastest growing products in 2002, both in terms of percentage and absolute numbers. The volume growth of the foam dispensers in units increased by 35%. The Table Top Foamer established itself in the liquid soap market through a number of success stories of high profile product introductions by our customers. Airspray is convinced that many more opportunities for growth are available in this application. The most significant launch yet was announced in August with Bath & Bodyworks and its 1600 stores.

Skincare is, for Airspray, still the most important sector. Airspray generated 42% of its sales in this segment. The foamers in particular are a natural fit in this segment. Numerous multinationals are continuing to extend their lines and add new products and brands. Primary applications are skin cleansers and sunless tanning foams. Due to the growing nature of the **hand soap** business, it was decided to report on this market segment of 27% (last year 12%)separately. Existing business from such products as Dial Complete and Johnson & Johnson's Foam Blaster continued to grow, while some major new business in both Europe and the U.S. was added. These include such manufacturers as Cussons UK (Carex brand), Manetti-Roberts (Neutro Roberts and La Mousse brands), U.S. market leader Colgate with "Foam Works" for kids and Bath & Body Works with 16 different products.

The sales in the **hair care** segment remain consistent and now constitute 22% of sales. The most important product introductions in this segment were a Kerastase product of L'Óreal, a haircoloring product of Guhl and a haircare product of Scharzkopf-Henkel.

Airspray®

The sales of the olive oil dispenser seems to have stabilized, while other applications in categories such as candy did not grow at the same rate as the rest. As a result the category **food** declined as a percentage of sales from 7 to 5%.

The **other** segment comprised mainly of animal care and cleaning products, now represents 4% of Airspray's sales.

Airspray once again met its objective of introducing at least one new product per year. 2002 was highlighted by the launch of the G3 foam dispenser and the first water resistant foamer (WRF3). The WRF3 made a significant market debut via Nivea's Baby wash. Water resistant foamers will be expanded in 2003 since Airspray is convinced that the success in instant foaming hand soaps will lead to demand for instant foaming body washes and shampoos.
In addition, Airspray has been approached by at least three multinationals to create custom pump designs. These developments show Airspray's reputation and abilities in the marketplace and will secure consistent sales levels with these customers for years to come.

ADR

Airspray has recently established a sponsored Level-I American Depositary Receipt in the United States. Through this program, with The Bank of New York as depositary, depositary receipts representing Airspray shares are traded on the "Over-the-Counter" market in the United States since January 31. Trading in Airspray ADR's, each representing one ordinary share, has started under the symbol "AYAKY". Airspray will undertake an active roll in promoting this program in the coming months.

2003 Expectations

Airspray is positive regarding 2003 and beyond. The company will remain focused on autonomous growth and the development and introduction of new and improved products. In 2003, Airspray again expects to invest approximately EUR 3 million for new products and further expansion of production capacity.

Despite a weak economy and ongoing geopolitical uncertainty, Airspray expects a growth of the profit before tax of at least 15% for the full year 2003.
Given the fact that Airspray is nearly fully taxed since the carry-forward losses are depleted, a tax rate of around 34% is expected.

Airspray®

Airspray profile
Airspray is an important producer of high value-added, innovative dispensers. Airspray sells its products to producers of consumer products who include multinationals like Unilever, Wella, Colgate, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs over 100 people. Airspray is a 'technology-driven' enterprise. During its 20-year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998.

/ / / / /

For more information please contact:

Airspray N.V.
Mr. Robert F. Brands, CEO
Mr. Jan van der Schaaff, CFO
Telephone: + 31 72 541 46 66
www.airspray.net

Enclosures: Consolidated Profit & Loss account for 2002
Consolidated Balance Sheet at year-end 2002

File No. 82-34700

Airspray

CONSOLIDATED PROFIT AND LOSS ACCOUNT at 31 December

In EUR x 1,000

		2002		2001	growth %
Net sales		**32,343**		**27,256**	**19%**
Cost of sales		- 17,995		- 15,314	18%
Gross sales result		**14,348**		**11,942**	**20%**
Gross margin					
Selling costs	- 627		- 514		
General operating costs	- 5,089		- 4,444		
		- 5,716		- 4,958	15%
Operating result		8,632		6,984	24%
Financial income/charges		- 204		9	
Pre-tax result		**8,428**		**6,993**	**21%**
Taxes		- 2,622		- 2,043	28%
Net profit		**5,806**		**4,950**	**17%**

RATIOS

	2002	2001	growth %
In EUR.			
Earnings per share (ave.)	1.10	0.95	16%
Result before tax per share (ave.)	1.60	1.34	19%
Cash flow per share (ave.)	1.37	1.20	14%
Equity per share (ult.)	4.24	3.72	14%
Dividend per share	0.50	0.35	43%
In %			
Return on equity (ave.)	29%	31%	
Gross margin	44%	44%	
Operating margin	27%	26%	
Number of shares (average)	5,271,981	5,208,494	
Number of shares (ultimo)	5,280,485	5,226,446	

Airspray

CONSOLIDATED BALANCE SHEET
In EUR x 1,000

ASSETS	31-12-2002		31-12-2001	
FIXED ASSETS				
Intangible fixed assets	1,115		657	
Buildings	3,988		3,456	
Operating assets and other tangible fixed assets	10,538		9,268	
Financial fixed assets	2,068		1,303	
		17,709		14,684
CURRENT ASSETS				
Stocks		2,822		2,173
Receivables				
Debtors	5,884		6,696	
Other receivables	1,119		835	
		7,003		7,531
Cash		2,848		2,633
Total assets		**30,382**		**27,021**

LIABILITIES	31-12-2002		31-12-2001	
Group equity		22,411		19,436
Long-term debts		2,522		2,600
Short-term debts				
Trade creditors	1,862		1,584	
Other debts	3,587		3,401	
		5,449		4,985
Total liabilities		**30,382**		**27,021**